UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

F-star Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

30315R 107
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30315R 107

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Merck Ventures B.V.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY

4		CITIZENship or place of organization
The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
493,710
	6	shared voting power
0
	7	sole dispositive power
493,710
	8	shared dispositive power
0
9		aggregate amount beneficially owned by each reporting person
493,710
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
5.4%
12		type of reporting person (See Instructions)
FI

CUSIP No. 30315R 107

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Merck B.V.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY

4		CITIZENship or place of organization
The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
493,710
	6	shared voting power
0
	7	sole dispositive power
493,710
	8	shared dispositive power
0
9		aggregate amount beneficially owned by each reporting person
493,710
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
5.4%
12		type of reporting person (See Instructions)
FI

CUSIP No. 30315R 107

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Merck KGaA
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY

4		CITIZENship or place of organization
Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
493,710
	6	shared voting power
0
	7	sole dispositive power
493,710
	8	shared dispositive power
0
9		aggregate amount beneficially owned by each reporting person
493,710
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
5.4%
12		type of reporting person (See Instructions)
FI

CUSIP No. 30315R 107

Item 1.	(a)	Name of Issuer

F-Star Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT UK

Item 2.	(a)	Name of Person Filing

This statement is filed by the following entities (collectively, referred to as the “Reporting Persons”):

•	Merck Ventures B.V.

•	Merck B.V.

•	Merck KGaA

Merck Ventures B.V. is a wholly owned subsidiary of Merck B.V. Merck B.V. may be deemed to have sole voting and dispositive power with respect to the shares held by Merck Ventures B.V.

Merck Ventures B.V. is a wholly owned indirect subsidiary of Merck KGaA, a publicly traded company. Merck KGaA may be deemed to have sole voting and dispositive power with respect to the shares held by Merck Ventures B.V.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office for Merck Ventures B.V. is:

Gustav Mahlerplein 102, Toyo Ito Building, 20th Floor

1082 MA Amsterdam, The Netherlands

The address of the principal business office for Merck B.V. is:

Tupolevlaan 41-61, Schiphol-Rijk

1119 NW, Netherlands

The address of the principal business office for Merck KGaA is:

Frankfurter Straße 250

64293 Darmstadt, Germany

(c)	Citizenship

Merck Ventures B.V. is a private limited company located in the Netherlands.

Merck B.V. is a private limited company located in the Netherlands.

Merck KGaA is a German public company (Frankfurt Stock Exchange, DAX 30).

CUSIP No. 30315R 107

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

30315R 107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 30315R 107

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 30315R 107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2021

Merck Ventures B.V.

By:	/s/ Jasper Bos
Name:	Jasper Bos
Title:	Managing Director

By:	/s/ Hakan Goker
Name:	Hakan Goker
Title:	Executive Investment Director

Merck B.V.

By:	/s/ Spasena Ivanova Yotova
Name:	Spasena Ivanova Yotova
Title:	Managing Director

By:	/s/ Saraswati Khan
Name:	Saraswati Khan
Title:	Managing Director

Merck KGaA

By:	/s/ Rando Bruns
Name:	Rando Bruns
Title:	Head of Treasury

By:	/s/ Marco Rau
Name:	Dr. Marco Rau, LL.M.
Title:	Head of Legal Team Strategy and Transformation

CUSIP No. 30315R 107

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of F-Star Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 1, 2021

Merck Ventures B.V.

By:	/s/ Jasper Bos
Name:	Jasper Bos
Title:	Managing Director

By:	/s/ Hakan Goker
Name:	Hakan Goker
Title:	Executive Investment Director

Merck B.V.

By:	/s/ Spasena Ivanova Yotova
Name:	Spasena Ivanova Yotova
Title:	Managing Director

By:	/s/ Saraswati Khan
Name:	Saraswati Khan
Title:	Managing Director

Merck KGaA

By:	/s/ Rando Bruns
Name:	Rando Bruns
Title:	Head of Treasury

By:	/s/ Marco Rau
Name:	Dr. Marco Rau, LL.M.
Title:	Head of Legal Team Strategy and Transformation